ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held June 24-26, 2009, the Board of Trustees for the Registrant voted to approve the conversion of the outstanding Class R shares of the Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate funds to Class R1 shares of the same Funds, effective as of the Conversion Date.

The Board of Trustees for the Registrant also voted to approve the conversion of the outstanding Class R2 shares of the Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate funds to Class A shares of the same Funds, effective as of the Conversion Date.

Each outstanding converting Class share shall be converted automatically, and without any action or choice on the part of the holder thereof, into the corresponding target Class share, as detailed above, based on the relative net asset value per share (“NAV”) of each such converting Class at the time of the calculation of the NAV of such converting Class on the relevant Conversion Date;

The number of target Class shares into which a Converting Class share is converted shall equal the number (including for this purpose fractions of a share) obtained by dividing the NAV of the converting Class shares at the time of the calculation of the NAV on the Conversion Date by the NAV of the relevant target Class shares at the same time.

On the Conversion Date, the converting Class shares will cease to accrue dividends and will no longer be outstanding and the rights of the holders thereof will cease (except the right to receive declared but unpaid dividends to the Conversion Date).  As of Conversion Date, sales to the public of converting Class shares of the Funds, be, and they hereby are, terminated.